March 11, 2014

VIA EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Eagle Capital Appreciation Fund (File Nos. 002-98634 and 811-04338)
Eagle Growth & Income Fund (File Nos. 033-07559 and 811-04767)
Eagle Series Trust (File Nos. 033-57986 and 811-07470)
(each, a “Registrant”)
Responses to SEC Comments – Sarbanes-Oxley Review

Dear Ms. Stout:

The following are responses to the comments that we received from you by telephone on February 10, 2014 regarding the examinations of the public filings of the Eagle Capital Appreciation Fund, Eagle Growth & Income Fund and the separate series of Eagle Series Trust (each, a “Fund” and collectively, the “Funds”), for the fiscal year reporting periods ended October 31, 2013.  Your comments and the Registrants’ responses are set forth below.

Each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.
The ticker symbol for the Eagle Series Trust - Small Cap Stock Fund was not included on the EDGAR cover sheet of the Form N-SAR filed by the Eagle Series Trust on December 27, 2014.  The ticker symbols for the Eagle Series Trust - Small Cap Stock Fund and Eagle Series Trust - International Stock Fund were not included on the EDGAR cover sheet of the in the Form N-PX filed by the Eagle Series Trust on December 13, 2013.  Please include the ticker symbols for each Fund on the EDGAR cover sheet of futures filings by the Eagle Series Trust on Form N-SAR and Form N-PX.

The relevant ticker symbol for each Fund will be included in future filings on Form N-SAR and N-PX made by each Registrant.

2.
Exhibit 99-77B to the Form N-SAR filed by each Registrant on December 27, 2013 should have included a letter from the Funds’ independent registered public accounting firm regarding the Funds’ internal control over financial reporting, not the opinion to the Annual Report.  Please refile exhibit 99-77B to include the accountants’ internal control letter for each Registrant.

Exhibit 99-77B with the accountants’ internal control letter was refiled for each Registrant on March 10, 2014.

3.
The Staff notes that, as of October 31, 2013, more than 28% of the net assets of the Eagle Series Trust - International Stock Fund were invested in the stocks of companies in the financial sector, and more than 26% of the net assets of the Eagle Series Trust - Small Cap Growth Fund were invested in the stocks of companies in the consumer non-cyclical sector.  If a Fund will continue to invest 25% or more of its net assets in a sector, please consider including disclosure in the Fund’s prospectus regarding sector risk.

Eagle reviews each Fund’s portfolio holdings in connection with the annual update to the Fund’s prospectus.  The Eagle Series Trust - International Stock Fund and Eagle Series Trust - Small Cap Growth Fund each included sector risk as a principal risk in their March 1, 2014 prospectus.

4.
The Eagle Series Trust - International Stock Fund incurred Other Expenses in excess of 5% of the Fund’s total liabilities.   If any of a Fund’s Other Expenses exceed 5% of the Fund’s total liabilities, please list those expenses separately in the Fund’s Statement of Assets and Liabilities. Please advise whether any of these liabilities are owed to Eagle Asset Management, Inc. (“Eagle”) or an affiliated entity.

The Eagle Series Trust - International Stock Fund commenced operations on February 28, 2013.  The Fund’s other accrued expenses, as represented on the Statement of Assets and Liabilities, included accrued liabilities for both legal and audit expenses, each exceeding 5% of the Fund’s total liabilities for the fiscal year ended October 31, 2013.  None of the liabilities within other accrued expenses are owed to Eagle or an affiliated entity.  We have been advised by the Fund’s registered independent public accounting firm, PricewaterhouseCoopers, LLP, that there is no requirement to present accrued liabilities that exceed 5% of the Fund’s total liabilities separately.  However, we will consider doing so in future filings.

If you have any questions regarding the matters discussed above, please feel free to call me at (727) 567-3526.

Sincerely, /s/ Susan L. Walzer Susan L. Walzer

cc:	J. Cooper Abbott
Richard J. Rossi
Carolyn K. Gill
Eagle Asset Management, Inc.

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